Exhibit 99.1

NaaS Technology Inc.

Announces US$30 Million Private Placement of Ordinary Shares

BEIJING, China, December 1, 2022 – NaaS Technology Inc. (Nasdaq: NAAS) (the “Company”), one of the largest and fastest-growing electric vehicle charging service providers in China, is pleased to announce that the Company entered into a share subscription agreement with an institutional investor on November 30, 2022. The investor has agreed to subscribe for and purchase from the Company, through a private placement, a total of 57,570,524 newly issued Class A ordinary shares of the Company at a price of US$0.5211 per ordinary share, based on the volume-weighted average traded price of American depositary shares of the Company on Nasdaq for the 30 consecutive trading days immediately preceding the date of the agreement (adjusted to account for the 1:10 ADS-to-share ratio), for a total purchase price of US$30 million. The private placement is subject to customary closing conditions. The closing is expected to take place in December 2022.

The securities to be sold in this private placement have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

About NaaS Technology Inc.

NaaS Technology Inc. is one of the largest and fastest growing EV charging service providers in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. NaaS provides one-stop services to charging pile manufacturers and operators, OEMs, companies with their own delivery fleets as well as fleet operators, with online, offline, and non-electric services covering the whole value chain across the EV sector. As of 2021, NaaS had connected 290,000 chargers, with an annual charging capacity of over 1,200 Gigawatt hours, accounting for about 18% of China's public charging market and eliminating 900,000 tons of carbon emissions annually. On June 13, 2022, the American depositary shares of the Company started trading on NASDAQ under the stock code NAAS.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

Email: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com

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